Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-191459

October 29, 2013

Qunar Cayman Islands Limited

Qunar Cayman Islands Limited, or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) the Prospectus Department of Goldman, Sachs & Co. at +1 (212) 902-1171, or by facsimile at +1 (212) 902-9316 or by e-mail at prospectus-ny@ny.email.gs.com; (ii) the Prospectus Department of Deutsche Bank Securities Inc. at +1 (800) 503-4611 or by email at prospectus.cpdg@db.com; or (iii) the Prospectus Department of Stifel, Nicolaus & Company, Incorporated at +1 (415) 364-2720 or by email at syndprospectus@stifel.com. You may also access our company’s most recent prospectus dated October 29, 2013 by visiting the SEC website at http://www.sec.gov/Archives/edgar/data/1551060/000119312513415900/d360161df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 4 to our company’s registration statement on Form F-1 (registration No. 333-191459), or Amendment No. 4, as filed via EDGAR with the SEC on October 29, 2013. All references to page numbers are to page numbers in the preliminary prospectus which forms part of Amendment No. 4.

COVER

The first paragraph on the cover page has been replaced with the paragraph below:

This is the initial public offering of American depositary shares, or ADSs, of Qunar Cayman Islands Limited. We are offering 11,111,000 ADSs. Each ADS represents three Class B ordinary shares, par value US$0.001 per share, of our company.

The fourth paragraph on the cover page has been replaced with the paragraph below:

We have applied to have the ADSs listed on the NASDAQ Global Market, or Nasdaq, under the symbol “QUNR.”

The seventh paragraph on the cover page has been replaced with the paragraph below:

We and the selling shareholder named in this prospectus have granted the underwriters the right to purchase up to an aggregate of 1,666,650 additional ADSs at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments. To the extent the over-allotment option is exercised, we will not receive any proceeds from the 164,850 ADSs to be sold by the selling shareholder.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

The last sentence of the first paragraph on page iii has been replaced with the sentence below:

On October 25, 2013, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.0838 to US$1.00.

RISK FACTORS

The fifth paragraph of the risk factor under the heading “We may be unable to establish, maintain and deepen relationships with TSPs.” on page 19 has been replaced by the paragraph below:

In addition, in order to maintain and grow our business, we will need to maintain and strengthen relationships with our OTAs that are our existing customers and establish new customer relationships with other OTAs and TSPs to ensure that we have access to a steady supply of travel product information on favorable commercial terms. However, we may not be able to successfully maintain or strengthen the relationships with our existing OTA customers. For example, in September 2013, we early terminated the Inventory Distribution Agreement with eLong, because we believed that eLong had failed to perform its obligations under the agreement and hence had caused the purpose of the agreement not able to be achieved. The original term of the Inventory Distribution Agreement is from May 13, 2013 to June 30, 2016. The Inventory Distribution Agreement allowed us to experiment a new hotel distribution model under which eLong agreed to make its domestic and international hotel inventories available on our platform by certain specified time and pay us a commission on a CPS basis, and we agreed to provide it with a minimum of 450,000 room night bookings from such inventories each quarter from July to December 2013, subject to an annual increase starting 2014. Under the Inventory Distribution Agreement, we agreed to compensate eLong on a RMB27 for each room night booking that we have failed to provide pursuant to the Inventory Distribution Agreement. Because we believed that eLong had failed to make its international hotel inventories available on our platform within the agreed time period despite our request to rectify such failure, we terminated the Inventory Distribution Agreement in early September 2013. We do not expect that the termination of the agreement will have a material impact on our future business operations because eLong is one of 1,240 OTA customers we had as of June 30, 2013 and the Inventory Distribution Agreement is one of several ways we have adopted to improve our hotel information comprehensiveness since early 2013. We are expanding our business relationships with hotels directly and have made significant progress in this respect to have approximately 53,360 hotel customers as of June 30, 2013. On October 10, 2013, we received a summons from a district court in Beijing for a civil suit against us filed by eLong on September 11, 2013 in connection with the Inventory Distribution Agreement. In its complaint, eLong alleged breach of contract by us and sought (i) damages in the amount of approximately RMB4.5 million to compensate for their alleged losses through September 2013 and (ii) specific performance of the Inventory Distribution Agreement from October 1, 2013 onwards. On October 28, 2013, the district court notified us that eLong had withdrawn its claim against us in the abovementioned civil suit. We also received a notice from eLong on October 28, 2013, claiming that eLong has brought a civil suit against us in the Beijing No. 1 Intermediate People’s Court and sought damages in the amount of approximately RMB140 million for its alleged losses in connection with our early termination of the Inventory Distribution Agreement. We will answer this lawsuit and rigorously defend our rights under the Inventory Distribution Agreement. However, we cannot predict the outcome of such lawsuit, and a judgment against us, whether in whole or in part, may result in a significant loss for us and may materially and adversely affect our results of operations. Despite the lawsuit, eLong, like other TSPs, has been using and continues to use our standard P4P services charged on a CPC basis under a separate contract, which is immaterial to our overall business and financial performance, and has no dispute with us under that contract.

The second paragraph of the risk factor under the heading “We may have conflicts of interest with Baidu and, because of Baidu’s controlling ownership interest in our company, may not be able to resolve such conflicts on favorable terms for us.” on page 25 has been replaced with the paragraph below:

Business cooperation arrangements. In 2012 and the first six months of 2013, approximately 51% and 51%, respectively, of our web user traffic came from various channels through Baidu, including Baidu’s web page search service, directory navigation site and map service. During the same periods, 36% and 15%, respectively, of our web user traffic from Baidu was purchased by us, and 64% and 85%, respectively, was redirected to us free of charge, including both user traffic from organic search results and user traffic redirected to us pursuant to our business cooperation agreement and other related agreements with Baidu prior to this offering. In addition, we entered into another business cooperation framework agreement with Baidu in October 2013, pursuant to which we are granted an exclusive right to operate Baidu’s new travel platform and are guaranteed certain minimum number of page views generated from the users of such new travel platform for an initial term starting from the earlier of January 1, 2014 or the 15th day after the consummation of this offering until the end of 2016, subject to an automatic renewal for seven years unless agreed otherwise by both parties. So long as Baidu continues to control us, we may not be able to bring a legal claim against Baidu in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

The risk factor under the heading “Our business could be negatively affected by changes in general search engine algorithms and dynamics or termination of traffic-generating arrangements.” on page 26 has been replaced with the paragraphs below:

Since the third quarter of 2009, we started to make significant use of Internet search engines, principally through participation in search engine optimization and the purchase of travel-related keywords, to generate traffic to our website. Approximately 47% of our web user traffic in 2012 resulted from searches initially entered on general search engine websites, primarily the search service of Baidu. Search engines, such as Baidu and Google, frequently update and change the logic which determines the placement and ordering of results of a user’s search, which may reduce the effectiveness of the keywords we have purchased. If a major search engine, such as Baidu and Google, changes its algorithms in a manner that negatively affects the search engine ranking of our website, or changes its pricing, operating or competitive dynamics to our disadvantage, our business, results of operations and financial condition could be adversely affected.

We also enter into commercial traffic-generating arrangements with various service providers such as Baidu, Google and Tencent. Approximately 44% of our web user traffic in 2012 were from paid traffic-generating services. Any loss or impairment of one or more of our traffic-generating services or arrangements, especially the ones we have with Baidu, could significantly reduce our user traffic and have a material and adverse impact on our operating results.

The risk factor under the heading “We will be a ‘controlled company’ within the meaning of the Nasdaq Stock Market Rules, and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies, and we will also rely on the foreign private issuer exemption from certain corporate governance requirements under the Nasdaq Stock Market Rules.” on page 55 has been replaced with the paragraphs below:

After the completion of this offering and the investment by Jaguarundi in our Class B ordinary shares, Baidu will have more than 50% of the total voting rights in our company and we will be a “controlled company” under the Nasdaq Stock Market Rules. Pursuant to Nasdaq Stock Market Rules, for as long as we are a controlled company, we are also exempted from certain corporate governance requirements otherwise applicable to companies listed on Nasdaq.

As a foreign private issuer whose ADSs are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices pursuant to exemptions under the Nasdaq Stock Market Rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the Nasdaq Stock Market Rules with which it does not comply, followed by a description of its applicable home country practice. Our Cayman Islands home country practices may afford less protection to holders of our ADSs. Upon the completion of this offering, we will follow our home country practices and rely on certain exemptions provided by the Nasdaq Stock Market Rules to a foreign private issuer, including exemption from the requirement that we have a nominating and corporate governance committee and a compensation committee, each of which is composed entirely of independent directors. As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

Furthermore, because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. As a result, you may not be provided with the same benefits as a holder of shares of a U.S. issuer.

The risk factor under the heading “There can be no assurance that we will not be a passive foreign investment company (a “PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class B ordinary shares.” on page 55 has been replaced with the following in its entirety:

There can be no assurance that we will not be a passive foreign investment company, or a PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class B ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Based upon the expected composition of our income and assets and estimates of the value of our assets, including goodwill, which are based on the expected price of our ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules. Moreover, the determination of whether we are a PFIC is an annual test that is based on the composition of our income and assets and the value of our assets from time to time. Because the treatment of our contractual arrangements with the VIE is not entirely clear, and because the determination of whether we are a PFIC will depend on the composition of our income and assets and the value of our assets from time to time, which may be based on the market price of our ADSs, which is likely to fluctuate after this offering (and may fluctuate considerably given that market prices of Internet companies historically have been especially volatile), we cannot assure you that we will not be a PFIC for our current taxable year or any other taxable year. If we were a PFIC for any taxable year during which a U.S. person held an ADS or a Class B ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

EXCHANGE RATE INFORMATION

The last sentence of the first paragraph on page 63 has been replaced with the sentence below:

On October 25, 2013, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.0838 to US$1.00.

The last row of the table on page 63 has been replaced with the following:

October (through October 25)	6.0838	6.1060	6.0815	6.1209

HISTORY AND CORPORATE STRUCTURE

The first sentence under the heading “Baidu Transaction” on page 66 has been replaced with the sentence below:

In July 2011, we entered into an agreement with Baidu Holdings Limited, a wholly-owned subsidiary and the investment vehicle of Baidu, Inc., a Cayman Islands company listed on the NASDAQ Global Select Market.

The first paragraph on page 68 has been replaced with the paragraph below:

On October 1, 2013, we and Baidu, Inc. entered into a business cooperation framework agreement, or the Zhixin Cooperation Agreement, for an initial term starting from the earlier of January 1, 2014 or the 15th day after the consummation of this offering, or the Effective Date, until the end of 2016, subject to an automatic renewal for seven years unless agreed otherwise by both parties. The Zhixin Cooperation Agreement was approved by all of our independent directors. Under the Zhixin Cooperation Agreement, we and Baidu agreed to cooperate in the following aspects:

RECENT DEVELOPMENTS

The “Recent Developments” section starting on page 77 has been replaced with the following:

We set forth below certain of our operating data and certain selected unaudited consolidated financial information for the three months ended September 30, 2013. You should read the selected unaudited consolidated financial information for the three months ended September 30, 2013 in conjunction with our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information for the three months ended September 30, 2013 on the same basis as our audited consolidated financial statements. The selected financial information below also includes certain adjusted items that we consider necessary for a fair presentation of our financial position and operating results for the three months ended September 30, 2013.

Our business continued to grow in the three months ended September 30, 2013.

•	The number of our web users was 218.2 million in the 12-month period ended September 30, 2013, compared to 203.2 million in the 12-month period ended June 30, 2013.

•	The number of our web search queries for air tickets and hotels grew from 1,166.3 million in the nine months ended September 30, 2012 to 1,644.3 million in the nine months ended September 30, 2013.

•	The number of our mobile users was 46.7 million in the 12-month period ended September 30, 2013, compared to 39.6 million in the 12-month period ended June 30, 2013.

•	The number of our mobile search queries for air tickets and hotels grew from 116.0 million in the nine months ended September 30, 2012 to 521.2 million in the nine months ended September 30, 2013.

•

Qualified clicks from our SaaS system accounted for 85.9% of our flight qualified clicks and led to bookings for 135,008 air tickets per day in the three months ended September 30, 2013, compared to 65.0% and 59,996 in the same period in 2012.

•

Qualified clicks from our SaaS system accounted for 58.6% of our hotel qualified clicks and led to 34,564 room nights per day in the three months ended September 30, 2013, compared to 31.2% and 8,598 in the same period in 2012.

Our selected financial data for the three months ended September 30, 2013 are as follows:

•

Revenues. Our total revenues for the three months ended September 30, 2013 were RMB241.1 million (US$39.3 million), compared to total revenues of RMB176.1 million for the three months ended June 30, 2013 and RMB153.1 million for the three months ended September 30, 2012. Revenues from our mobile search services amounted to RMB35.3 million (US$5.8 million) in the three months ended September 30, 2013. The significant growth in the revenues for the three months ended September 30, 2013 from the three months ended September 30, 2012 was primarily the result of the continued growth (i) in our P4P revenues from total search queries, and (ii) to a lesser extent, in our display advertising revenues.

•

Gross Profit. Our gross profit for the three months ended September 30, 2013 was RMB191.4 million (US$31.2 million). Our gross profit for the three months ended June 30, 2013 and September 30, 2012 was RMB137.7 million and RMB127.2 million, respectively. The increase in our gross profit for the three months ended September 30, 2013 from the three months ended September 30, 2012 was primarily due to the significant increase in our revenues, partially offset by (i) a significant increase in the sales tax and surcharges in connection with the revenue increase and the deemed revenue arising from our travel related services; and (ii) a significant increase in short-message-service fees due to the increased number of transactions completed on our SaaS system and the number of short messages we sent for each such transaction to improve user satisfaction.

•

Adjusted EBITDA. We recorded negative adjusted EBITDA of RMB18.8 million (US$3.1 million) for the three months ended September 30, 2013. We recorded negative adjusted EBIDTA of RMB14.8 million for the three months ended June 30, 2013 and positive adjusted EBIDTA of RMB4.9 million for the three months ended September 30, 2012. The decrease in our adjusted EBITDA for the three months ended September 30, 2013 from the three months ended September 30, 2012 was primarily due to continued increase in (i) salary, welfare and other headcount related expenses, particularly for product development team; and (ii) the sales and marketing expenses to drive our business growth.

•

Net Loss and Adjusted Net Loss. As a result of the foregoing, our net loss for the three months ended September 30, 2013 was RMB48.8 million (US$8.0 million), and our adjusted net loss for the same period was RMB38.7 million (US$6.3 million). For the three months ended June 30, 2013 and September 30, 2012, our net loss was RMB41.2 million and RMB8.4 million, respectively, and our adjusted net loss was RMB33.0 million and RMB0.4 million, respectively.

For information regarding adjusted EBITDA and adjusted net loss, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Our financial and operating data for the three months ended September 30, 2013 were largely consistent with the historical seasonal pattern of our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality” and “—Selected Quarterly Results of Operations.”

In future periods, our results of operations may vary as we further expand our business. Our financial and operating data for the three months ended September 30, 2013 may not be indicative of our results for future periods. Please refer to “Risk Factors—Risks Relating to Our ADSs and This Offering—Our quarterly results may fluctuate, making quarterly comparisons and financial forecasting difficult, and could fall below investor expectations or estimates by securities research analysts, which may cause the trading price of our ADSs to decline” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality” and “—Selected Quarterly Results of Operations” for information regarding trends and other factors that may affect our results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The paragraph below has been inserted after the first paragraph under the heading “Accounting treatment of the warrants to be issued to Baidu pursuant to the Zhixin Cooperation Agreement” on page 94:

The fair value of the services to be provided by Baidu will be assessed based on two approaches. The market approach requires us to assess the amount that would have been incurred if we had operated as an unaffiliated entity of Baidu. The key parameters under the market approach will include the traffic volume directed from the Cooperation Platform operated by Baidu as well as the volume-based rates Baidu charges for relevant online marketing services to independent third parties. The income approach, using a discounted future cash flow method, calculates the present value of our future economic benefits with the Cooperation Platform operation and without the Cooperation Platform operation, respectively. The difference of these two present values is then used to measure the fair value of the Cooperation Platform services received by us. We will review and update these valuation approaches and the related key parameters at each reporting date based on the actual operation results of the Cooperation Platform and other changes of circumstances and factors impacting the valuation. The differences between the fair value of the services to be provided under the market approach and the change in the warrant liability upon inception and in subsequent periods will mainly depend on the movement of the online marketing service fees charged by Baidu to independent third party customers, the actual change of the volume of traffic to be generated as well as our share price. With respect to the assessment using the income approach, differences between the fair value of the services to be provided and the change in the warrant liability will mainly depend on the actual traffic volume, the effectiveness of conversion from traffic to transaction, and revenue per transaction as well as our share price.

The table set forth on page 101 has been replaced with the table below:

	For the Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
	(in thousands of RMB)
Revenues
—Pay-for-performance services	37,935	46,938	65,154	66,905	78,605	91,449	131,034	121,146	162,827	153,330
—Display advertising services	7,190	6,648	7,965	11,531	8,968	9,721	13,074	14,907	11,629	14,183
—Other services	734	2,529	4,579	4,319	7,601	8,220	8,954	8,046	8,222	8,616

Total revenues	45,859	56,115	77,698	82,755	95,174	109,390	153,062	144,099	182,678	176,129
Cost of revenues	(7,717)	(9,091)	(12,900)	(13,974)	(19,112)	(21,062)	(25,841)	(29,772)	(34,435)	(38,455)

Gross profit	38,142	47,024	64,798	68,781	76,062	88,328	127,221	114,327	148,243	137,674
Operating expenses
Product developments(1)	(10,981)	(16,229)	(27,785)	(28,115)	(36,332)	(45,143)	(51,741)	(54,050)	(55,938)	(64,478)
Sales and marketing(1)	(25,772)	(34,067)	(34,506)	(39,901)	(47,393)	(63,796)	(70,337)	(62,274)	(59,039)	(81,945)
General and administrative(1)	(6,235)	(17,225)	(9,808)	(9,867)	(13,733)	(11,231)	(13,278)	(12,332)	(19,928)	(20,980)

Operating (loss)/income	(4,846)	(20,497)	(7,301)	(9,102)	(21,396)	(31,842)	(8,135)	(14,329)	13,338	(29,729)

Interest income/(expense), net	297	163	672	635	389	468	198	(223)	(90)	305
Foreign exchange (loss)/gain, net	(14)	(18)	(41)	40	(19)	(1)	27	(663)	(94)	(344)
Other income, net	—	4	2	—	12	175	39	137	227	295

(Loss)/income before income taxes	(4,563)	(20,348)	(6,668)	(8,427)	(21,014)	(31,200)	(7,871)	(15,078)	13,381	(29,473)

Income tax (expense)/benefit	(2,649)	(4,528)	5,229	(3,997)	(4,536)	(7,347)	(537)	(3,530)	10,901	(11,734)

Net (loss)/income	(7,212)	(24,876)	(1,439)	(12,424)	(25,550)	(38,547)	(8,408)	(18,608)	24,282	(41,207)

Deemed dividend	—	—	(31,181)	—	—	—	—	—	—	—

Net (loss)/income attributable to ordinary shareholders	(7,212)	(24,876)	(32,620)	(12,424)	(25,550)	(38,547)	(8,408)	(18,608)	24,282	(41,207)

Net (loss)/income per ordinary share—basic	(0.20)	(0.57)	(0.13)	(0.04)	(0.09)	(0.14)	(0.03)	(0.07)	0.08	(0.14)
Net (loss)/income per ordinary share—diluted	(0.20)	(0.57)	(0.13)	(0.04)	(0.09)	(0.14)	(0.03)	(0.07)	0.08	(0.14)
Adjusted EBITDA (non-GAAP)(2)	(1,940)	(6,461)	10,886	286	(9,943)	(17,253)	4,887	(1,701)	28,452	(14,785)

The table under the heading “Contractual Obligations, Commitments and Contingencies” on page 105 has been replaced with the table below:

	Payments Due by Period
Contractual Obligations	Total		Within
	RMB	US$	2013	2014	2015	2016 and thereafter
Operating lease commitments	72.4	11.8	24.3	34.7	13.4	—

BUSINESS

The disclosure under the heading “Continue to Develop Our Mobile Platform” on page 119 has been replaced with the following:

We launched our mobile application platform in July 2010. As of June 30, 2013, we had 39.6 million mobile users, approximately 23% of our search queries in the six months ended June 30, 2013 came from our mobile platform. Since we launched our mobile platform, a substantial majority of our mobile traffic has consistently come from our proprietary mobile applications, such as Qunar Travel, as opposed to mobile traffic generated by web access through a mobile device. We plan to further develop our mobile platform through:

•	enhancing our mobile applications for various mobile operating systems, including iOS, Android and Windows Phone, as well as developing HTML 5 compatible mobile functions;

•	increasing the number of our active mobile users and maintaining their use of our mobile applications over a sustained period of time;

•	further improving location-based services to enhance our mobile user experience; and

•	developing new features and functions on and adding new applications to our mobile platform.

Our goal is to achieve seamless integration between our mobile platform and our SaaS system to provide comprehensive services to travelers anywhere and anytime. Because our mobile platform is connected with our SaaS system, we are able to monetize our mobile-generated clicks in ways similar to our web-generated clicks. We believe that our mobile platform will enable other attractive monetization opportunities, and we intend to pursue those opportunities when they arise.

The first paragraph under the heading “Our Mobile Platform” on page 123 has been replaced with the paragraph below:

In addition to our website www.qunar.com, we have developed mobile applications to provide services to our users through their mobile devices. As of June 30, 2013, our industry leading mobile applications had more than 100 million downloads, approximately twice as much as our closest competitor, according to iResearch. We attracted 39.6 million mobile users in the 12-month period ended June 30, 2013 and started to monetize qualified clicks from our mobile platform in June 2012. Our mobile search queries have grown rapidly from 0.7 million in 2010 to 30 million in 2011, 194 million in 2012 and amounted to 314 million in the six months ended June 30, 2013. Since we launched our mobile platform, a substantial majority of our mobile traffic has consistently come from our proprietary mobile applications, such as Qunar Travel, as opposed to mobile traffic generated by web access through a mobile device.

The second paragraph under the heading “Legal and Administrative Proceedings” on page 130 has been replaced with the paragraph below:

On October 10, 2013, we received a summons from a district court in Beijing for a civil suit against us filed by eLong on September 9, 2013 in connection with an Inventory Distribution Agreement we entered into with eLong in May 2013 and early terminated in September 2013. In its complaint, eLong alleged breach of contract by us and sought (i) damages in the amount of approximately RMB4.5 million to compensate for their losses through September 2013 and (ii) specific performance of the Inventory Distribution Agreement from October 1, 2013 onwards. On October 28, 2013, the district court notified us that eLong had withdrawn its claim against us in the abovementioned civil suit. We also received a notice from eLong on October 28, 2013, claiming that eLong has brought a civil suit against us in the Beijing No. 1 Intermediate People’s Court and sought damages in the amount of approximately RMB140 million for its alleged losses in connection with our early termination of the Inventory Distribution Agreement. We will answer this lawsuit and rigorously defend our rights under the Inventory Distribution Agreement. We cannot predict the outcome of this lawsuit, and a judgment against us, whether in whole or in part, may result in a significant loss for us and may materially and adversely affect our results of operations. Please see “Risk Factors—Risks Relating to Our Business—We may be unable to establish, maintain and deepen relationships with TSPs” for more information about the Inventory Distribution Agreement, and see “Risk Factors—Risks Relating to Our Business—We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business” for more information about the risks in connection with certain other lawsuits we are subject to.

MANAGEMENT

The second sentence of the second paragraph on page 154 has been replaced with the sentence below:

Mr. Tang is the Vice President of Baidu and leads Baidu’s merger and acquisition and strategic investment business.

PRINCIPAL AND SELLING SHAREHOLDERS

Footnote (8) on page 161 has been replaced with the sentences below:

Represents 494,550 Class A ordinary shares held by Michael Tong, which will be automatically converted into Class B ordinary shares and sold if and when the underwriters exercise the over-allotment option, subject to the underwriters’ determination as to the amount to be sold. Mr. Michael Tong served as a director of our company from November 2007 to July 2011. Mr. Michael Tong’s address is 802-803, 8/F, 2 Chuang’s Tower, 30-32 Connaught Road Central, Hong Kong.

RELATED PARTY TRANSACTIONS

The first and second paragraphs under the heading “Transactions with Certain Directors, Shareholders and Affiliates and Key Management Personnel” on page 162 has been replaced with the paragraphs below:

Since 2009, we have been participating in the auction-based online marketing services offered directly or indirectly by Baidu, which became our majority shareholder in July 2011, to acquire more online traffic. We entered into an Internet Advertising Framework Contract with Baidu in February 2012 to purchase online marketing services from Baidu for a term of one year and renewed this arrangement in February 2013 for an additional year. Our total advertising expenses under the renewed Internet Advertising Framework Contract shall be no less than RMB100 million. Our total online marketing payment under the Internet Advertising Framework Contract was RMB68.0 million (US$11.1 million) and RMB33.1 million (US$5.4 million), respectively, in 2012 and the first six months of 2013.

We entered into a business cooperation agreement with Baidu in July 2011 regarding various business cooperation arrangements and entered into the Zhixin Cooperation Agreement with Baidu in October 2013. See “History and Corporate Structure—Baidu Transaction—Business Cooperation with Baidu” and “—Cooperation with Baidu on New Travel Platform” for a description of these business cooperation agreements.

UNDERWRITING

The following paragraph was inserted after the fifth paragraph on page 194.

Two of our existing shareholders, HCM Qunar Holdings Limited and Granite Global Ventures III L.P., have indicated to us their interest in each subscribing for more than 5% of the ADSs offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered in this offering. We and the underwriters are currently under no obligation to sell ADSs to them. The number of ADSs available for sale to the general public will be reduced to the extent that these existing shareholders purchase ADSs in this offering.

The first paragraph under the heading “Option to Purchase Additional ADSs” on page 194 and 195 has been replaced with the paragraph below:

We and the selling shareholder have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,666,650 additional ADSs from us and the selling shareholder at the public offering price listed on the cover of this prospectus, less underwriters discounts and commissions. To the extent the option is exercised, we will not receive any proceeds from the 164,850 ADSs to be sold by the selling shareholder. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

The subsection with the heading “Nasdaq Global Market Listing” on page 196 has been replaced with the paragraph below:

NASDAQ Global Market Listing

We have applied to have our ADSs listed on the NASDAQ Global Market under the symbol “QUNR”.

EXPENSES RELATING TO THIS OFFERING

The “Expenses Relating to This Offering” section on page 203 has been replace with the following:

Set forth below is an itemization of our total expenses, excluding underwriting discount, which are expected to be incurred in connection with the offer and sale of the ADSs by us and the sale of ADSs by the selling shareholder. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the NASDAQ Global Market listing fee, all amounts are estimates.

Securities and Exchange Commission registration fee	US$	19,876
Financial Industry Regulatory Authority, Inc. filing fee	US$	22,542
NASDAQ Global Market listing fee	US$	125,000
Printing and engraving expenses	US$	550,000
Legal fees and expenses	US$	2,500,000
Accounting fees and expenses	US$	1,145,000
Miscellaneous*	US$	500,000

Total	US$	4,862,418

*	Includes certain legal fees in connection with the sale of ADSs by the selling shareholder to be paid by us pursuant to the Amended and Restated Investors’ Rights Agreement dated July 20, 2011 (as amended on March 4, 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2010, 2011 AND 2012

The fourth and fifth paragraphs under the heading “20. Events (unaudited) subsequent to the date of the report of the independent registered public accounting firm” on page F-46 have been replaced with the paragraphs below:

On September 6, 2013, the Company early terminated an agreement with one of its travel service providers (“TSP”) due to the TSP’s failure to make its international hotel inventories available on the Company’s platform within the agreed time period. The original term of the agreement was from May 13, 2013 to June 30, 2016 and the Company agreed to provide for a minimum of 450,000 quarterly room bookings from both domestic and international hotel inventories from July 2013, subject to an annual adjustment effective from 2014 in exchange for commission fees on a cost-per-sale basis. The agreement also required the Company, in the event of its failure to achieve the contracted minimum quarterly room bookings, to compensate the TSP at a rate of RMB27 per room night. The TSP has been continuously using the Company’s pay-for-performance services charged on a cost-per-click basis under a separate contract and has not disputed that contract with the Company. In October 2013, the Company received a summons for a civil suit against the Company by the TSP in connection with the aforementioned agreement, whereby the TSP alleged breach of contract by the Company and sought (i) damages in the amount of approximately RMB4.5 million to compensate for the TSP’s alleged losses through September 2013 and (ii) specific performance of the aforementioned agreement from October 1, 2013 onwards. On October 28, 2013, the district court notified the Company that the TSP had withdrawn its claim against the Company in the above-mentioned civil suit. The Company also received a notice from the TSP on October 28, 2013, claiming that the TSP has brought a civil suit against the Company in the Beijing No. 1 Intermediate People’s Court and sought damages in the amount of approximately RMB140 million for its alleged losses in connection with the Company’s early termination of the aforementioned agreement. The Company cannot predict the outcome of such lawsuit, and a judgment against the Company, whether in whole or in part, may result in a loss, and an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time.

On September 22, 2013, the Board of Directors approved to issue two option grants to Chenchao (CC) Zhuang, the CEO and director of the Company. The first option grant consisted of 3,033,448 options with an exercise price of US$3.9559. The second option grant consisted of 3,033,448 options with an exercise price of US$6.5932. Both option grants have a contractual term of ten years and will vest over a period from grant date to December 31, 2016, with 25% of the awards vesting on December 31, 2013 and the remaining awards vesting 1/16 on a quarterly basis thereafter. On the same date, the Board of Directors approved an increase in the number of shares available for issuance under the 2007 Share Incentive Plan by 6,066,896 shares.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2013

The table set forth on page F-56 has been replaced with the table below:

	Six months ended
	June 30, 2012	June 30, 2013
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Revenues	24,776	33,790	5,506
Cost of revenues	16,140	15,781	2,571
Net (loss)/income	(21,615)	2,533	413
Net cash (used in)/provided by operating activities	(10,030)	40,096	6,533
Net cash used in investing activities	(1,347)	(602)	(98)
Net cash provided by/(used in) financing activities	10,000	(50,000)	(8,147)

14. Commitments and contingencies

The last sentence of the paragraph under the heading “Operating lease commitments” on page 65 has been replaced with the sentence below:

Total expenses under these operating leases were RMB 17,399 and RMB19,935 (US$3,248) for the six months ended June 30, 2012 and 2013, respectively.

The table set forth on page F-66 has been replaced with the table below:

	RMB	US$
Six months ended December 31, 2013	24,263	3,953
Year ended December 31, 2014	34,721	5,657
Year ended December 31, 2015	13,368	2,178

	72,352	11,788

The third paragraph under the heading “15. Subsequent events” on page F-67 has been replaced with the paragraph below:

On September 6, 2013, the Company early terminated an agreement with one of its travel service providers (“TSP”) due to the TSP’s failure to make its international hotel inventories available on the Company’s platform within the agreed time period. The original term of the agreement was from May 13, 2013 to June 30, 2016 and the Company agreed to provide for a minimum of 450,000 quarterly room bookings from both domestic and international hotel inventories from July 2013, subject to an annual adjustment effective from 2014 in exchange for commission fees on a cost-per-sale basis. The agreement also required the Company, in the event of its failure to achieve the contracted minimum quarterly room bookings, to compensate the TSP at a rate of RMB27 per room night. The TSP has been continuously using the Company’s pay-for-performance services charged on a cost-per-click basis under a separate contract and has not disputed that contract with the Company. In October 2013, the Company received a summons for a civil suit against the Company by the TSP in connection with the aforementioned agreement, whereby the TSP alleged breach of contract by the Company and sought (i) damages in the amount of approximately RMB4.5 million to compensate for the TSP’s alleged losses through September 2013 and (ii) specific performance of the aforementioned agreement from October 1, 2013 onwards. On October 28, 2013, the district court notified the Company that the TSP had withdrawn its claim against the Company in the above-mentioned civil suit. The Company also received a notice from the TSP on October 28, 2013, claiming that the TSP has brought a civil suit against the Company in the Beijing No. 1 Intermediate People’s Court and sought damages in the amount of approximately RMB140 million for its alleged losses in connection with the Company’s early termination of the aforementioned agreement. The Company cannot predict the outcome of such lawsuit, and a judgment against the Company, whether in whole or in part, may result in a loss, if any, and an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time.